Exhibit 99.1

Enthusiast Gaming Ranked as Largest Gaming Property in the United Kingdom and Canada

Reached 12.6M Unique Visitors in the U.K. and 6.8M Unique Visitors in Canada in January 2022, across web and video combined

Combined Unique Visitor reach ahead of Roblox, Twitch, Activision Blizzard and IGN Entertainment in both markets

LOS ANGELES, March 22, 2022 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ: EGLX; TSX: EGLX), an integrated gaming entertainment company, today announced that its digital media property ranked as the largest property in the Games category in the United Kingdom and Canada, based on recent digital media ratings from Comscore, a leading third-party media measurement firm.

In the U.K., Enthusiast Gaming reached a combined 12.6 million Unique Visitors across web and video in January 2022, claiming the top spot among all gaming digital media properties:

Top Gaming Properties in the United Kin.gdom

Unique Visitors (000)
Media Metrix + YouTube Mobile Video
Enthusiast Gaming	12,563
ROBLOX.COM	9,419
TWITCH.TV	5,334
Activision Blizzard	5,274
IGN Entertainment	4,169

Source: Comscore MMX® Unique Visitors + VMX® Mobile YouTube Unique Visitors, Games, January 2022, U.K.

In Canada, Enthusiast Gaming reached a combined 6.8 million Unique Visitors across web and video in January 2022, also positioning it as the largest gaming property in this market:

Top Gaming Properties in Canada

Unique Visitors (000)
Media Metrix + YouTube Mobile Video
Enthusiast Gaming	6,784
ROBLOX.COM	6,593
TWITCH.TV	4,670
IGN Entertainment	3,432
Activision Blizzard	3,089

Source: Comscore MMX® Unique Visitors + VMX® Mobile YouTube Unique Visitors, Games, January 2022, Canada

“These latest digital media ratings demonstrate the unparalleled reach of our property in two important global markets,” commented Adrian Montgomery, CEO of Enthusiast Gaming. “Combined with our recent record-setting traffic in the United States, Enthusiast Gaming is becoming the go-to destination for global brands looking to reach Gen Z and Millennials.”

The combined Unique Visitor calculation (Comscore MMX® Unique Visitors + VMX® Mobile YouTube Unique Visitors) is used to measure a property’s total audience in markets where YouTube Mobile Video is not currently included in Comscore’s Media Metrix data. YouTube Mobile Video is already included in the Comscore Media Metrix data utilized by the Company relating to audiences in the United States. The Company utilizes Comscore’s data in its direct sales process.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Media Relations:

Derek Holota, Provident Communications
derek@providentcomms.com

343-422-5606

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the growth of the Company’s audience and the Company’s direct sales process.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company’s growth plan, and judgment applied in the application of the Company’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.